Exhibit (a)(5)(D)

WC SACD ANNOUNCES ACCEPTANCE OF SHARES TENDERED INTO OFFER FOR

INTERSECTIONS INC.

BURLINGTON, MA — January 7, 2019 — WC SACD One, Inc. (“WC SACD”), a newly formed joint venture entity of iSubscribed Inc. (“iSubscribed”), WndrCo Holdings, LLC (“WndrCo”), General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P. (together with General Catalyst Group IX, L.P., the “GC Funds”), today announced that its previously announced cash tender offer by its indirect wholly-owned subsidiary, WC SACD One Merger Sub, Inc. (“WC SACD Merger Sub”), to purchase all of the issued and outstanding shares of common stock of Intersections Inc. (NASDAQ: INTX) (“Intersections” or “Company”), for $3.68 per share, in cash (the “Offer”), expired, as scheduled, at 5:00 P.M., New York City time, on Friday, January 4, 2019, and that WC SACD Merger Sub has accepted for payment all shares that were validly tendered prior to expiration of the Offer, and payment for such shares will be made promptly, in accordance with the terms of the Offer. The Offer was made pursuant to an Offer to Purchase, dated as of November 29, 2018, and in connection with the Agreement and Plan of Merger, dated October 31, 2018, as amended, among WC SACD One Parent, Inc., WC SACD Merger Sub, and Intersections (as amended, the “Merger Agreement”).

American Stock Transfer & Trust Co., LLC, the depositary for the Offer, has advised WC SACD that, as of the expiration of the Offer, a total of 13,435,388 shares of Intersections common stock were validly tendered and not validly withdrawn from the Offer (not including 46,844 shares tendered pursuant to the notice of guaranteed delivery procedures) (the “Tendered Shares”), of which approximately 10,627,218 shares were tendered by stockholders who are not rollover participants or directors or executive officers who are not rollover participants (the “Minority Tendered Shares”). For clarity, the Tendered Shares do not include the approximately 9.4 million shares that certain rollover participants are obligated to roll over in the Offer.

Together with the approximately 9.4 million shares that certain rollover participants are obligated to roll over in the Offer, the Tendered Shares represent approximately 93% of the Company’s issued and outstanding shares, or approximately 75% of the Company’s issued and outstanding shares on a fully diluted basis (disregarding any shares issuable upon conversion of Intersections’ senior convertible notes). The Minority Tendered Shares represent approximately 87% of the Company’s issued and outstanding shares owned by stockholders who are not rollover participants or directors or executive officers who are not rollover participants. Accordingly, the minimum tender condition with respect to the Offer was satisfied as of the expiration date of the Offer (not including shares tendered pursuant to the notice of guaranteed delivery procedures).

The number of shares to be purchased are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two-trading day settlement period. The final number of shares to be purchased will be announced following the expiration of the guaranteed delivery period and completion by the depositary of the confirmation process. Payment for the shares accepted for purchase under the Offer, and return of all other shares tendered and not accepted for purchase, will occur promptly thereafter.

WC SACD intends to effect the merger of WC SACD Merger Sub with and into Intersections, with Intersections surviving as an indirect wholly-owned subsidiary of WC SACD, in the coming days, in accordance with the Merger Agreement. As a consequence of the merger, each outstanding Intersections share not tendered and purchased in the Offer (other than shares held in the treasury of Intersections, shares owned, directly or indirectly by WC SACD One Parent, Inc. or WC SACD Merger Sub immediately prior to the effective time of the merger (including rollover shares), and shares as to which holders properly exercise dissenters’ rights) will be converted into the right to receive the same $3.68 per share in cash, without interest and less any required withholding taxes, that was offered in the Offer. Following the completion of the merger, Intersections common stock will cease to be traded on the NASDAQ.

Forward Looking Statements

This press release contains forward-looking statements in addition to historical information. When used in this press release, the words “can,” “will,” “intends,” “expects,” “believes,” and similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. All statements that address activities, events or developments that may occur in the future are forward-looking statements. These forward-looking statements relate to such matters as goals and expectations concerning the consummation of the Offer and the merger. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statements, including uncertainties as to the timing of the merger. These factors, risks and uncertainties, as well as other risks and uncertainties that could cause actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements are described in greater detail in the Offer documents filed with the SEC by WC SACD Merger Sub and the solicitation and recommendation statement on Schedule 14D-9 filed by Intersections and other filings made by the parties from time to time with the SEC or materials incorporated herein or therein. Any forward-looking statements in this press release speak only as of the date hereof. Factors or events that affect the transactions may occur from time to time, and it is not possible for WC SACD, WC SACD One Parent, Inc., WC SACD Merger Sub, iSubscribed, WndrCo or the GC Funds to predict all of them. None of WC SACD, WC SACD One Parent, Inc., WC SACD Merger Sub, iSubscribed, WndrCo or the GC Funds undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

MEDIA CONTACTS:

Lark-Marie Antón	Samantha Stark
Intrusta/iSubscribed	Ketchum
(781) 552-3259	(202) 835-9424
lark.anton@intrusta.com	samantha.stark@ketchum.com

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